ALPINE ACQUISITION CORPORATION

10141 N. Canyon View Lane

Fountain Hills, Arizona 85268

August 26, 2021

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpine Acquisition Corporation
Registration	Statement on Form S-1
File	No. 333-258063

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alpine Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on Monday, August 30, or as soon thereafter as practicable.

Sincerely,

ALPINE ACQUISITION CORPORATION

/s/ Kim Schaefer

Kim Schaefer

Chief Executive Officer